T2CN HOLDING LIMITED

5th Floor, No. 88 Qinjiang Road

Shanghai, China 200233

May 22, 2006

Office of the Secretary

Securities and Exchange Commission

100 F. Street, N.E

Washington, D.C. 20549-0213

Re:	T2CN Holding Limited
Withdrawal of Registration Statement on Form F-1
File No. 333-127874

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby submits its application to withdraw its registration statement (the “Registration Statement”) on Form F-1 (File No. 333-127874). The Registration Statement was initially filed on August 26, 2005, and amendments were filed on September 7, 2005 and November 28, 2005. The Registration Statement has not become or been declared effective. No securities have been sold in connection with the Registration Statement. The registrant may undertake a private offering in reliance on Rule 155(c) under the Securities Act following the withdrawal of the Registration Statement.

The undersigned registrant of said Registration Statement intends to make its initial public offering and seek to have its common stock or American Depositary Receipts thereof listed on the National Market System of NASDAQ in the near future. This is a transaction fundamentally different from that contemplated by the existing Registration Statement, the sole purpose of which was to provide greater liquidity to certain shareholders of the registrant.

Furthermore, the undersigned has undergone significant corporate development since November 28, 2005. A continuance of the existing filing will require very substantial amendment of the Registration Statement as filed.

For the foregoing reasons, the undersigned submits that the withdrawal of the existing Registration Statement and the filing of a new registration statement in connection with its IPO transaction (“IPO Registration Statement”) would better inform the potential investors than moving forward with the existing Registration Statement.

The undersigned notes that, notwithstanding the primary purpose of the proposed IPO Registration Statement, it is likely that secondary shares of certain of its shareholders would also be registered in the IPO registration statement.

Based on a telephone conversation between Thomas M. Britt of Debevoise & Plimpton LLP, our special U.S. counsel, and Paul Dudek, Director of the Office of International Corporate Finance of the Division of Corporate Finance, the undersigned understands that the Division of Corporate Finance would not have any objection if the undersigned submits its new IPO Registration Statement for review on a confidential basis.

If you have any questions or comments, kindly contact us by email or fax to Greg Ye (at greg@newmargin.com or +86 21 6213 7000) with a copy to Thomas M. Britt, Esq. (at tmbritt@debevoise.com or +852 2810 9828).

Yours truly,

T2CN Holding Limited

By:  /s/ Greg Ye

        Greg Ye

        Chief Financial Officer